Exhibit 12.1

NORTHWEST AIRLINES CORPORATION
(DEBTOR-IN-POSSESSION)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Earnings:

Income (loss) before income taxes and cumulative effect of accounting change	$(1,173)	$(468)	$(2,562)	$(1,149)

Less: Income from less than 50% owned investees	—	(2)	(3)	2
Add:
Rent expense representative of interest (1)	45	61	137	198
Interest expense net of capitalized interest (2)	135	153	407	448
Amortization of debt discount and expense	2	7	6	21
Amortization of interest capitalized	2	2	6	6

Adjusted earnings	$(989)	$(243)	$(2,003)	$(478)

Fixed charges:

Rent expense representative of interest (1)	$45	$61	$137	$198
Interest expense net of capitalized interest (2)	135	153	407	448
Amortization of debt discount and expense	2	7	6	21
Capitalized interest	3	3	7	7

Fixed charges	$185	$224	$557	$674

Ratio of earnings to fixed charges	— (3)	— (4)	— (3)	— (4)

(1)        Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)        Subsequent to its Chapter 11 filing, the Company recorded post-petition interest expense on pre-petition obligations only to the extent it believes the interest will be paid during the bankruptcy proceeding or that it is probable that the interest will be an allowed claim.

(3)        Earnings were inadequate to cover fixed charges by $1.2 billion and $2.6 billion for the three and nine months ended September 30, 2006, respectively.

(4)        Earnings were inadequate to cover fixed charges by $467 million and $1.2 billion for the three and nine months ended September 30, 2005, respectively.